Exhibit 99.1

Pfizer and BioNTech Announce Collaboration with Brazil’s Eurofarma to Manufacture COVID-19 Vaccine Doses for Latin America

NEW YORK, USA and MAINZ, GERMANY, August 23, 2021 — Pfizer Inc. (NYSE: PFE) and BioNTech SE (Nasdaq: BNTX) today announced the signing of a letter of intent with Eurofarma Laboratórios SA, a Brazilian biopharmaceutical company, to manufacture COMIRNATY® (COVID-19 vaccine, mRNA) (BNT162b2) for distribution within Latin America.

Eurofarma will perform manufacturing activities within Pfizer’s and BioNTech’s global COVID-19 vaccine supply chain and manufacturing network, which will now span four continents and include more than 20 manufacturing facilities. To facilitate Eurofarma’s involvement in the process, technical transfer, on-site development, and equipment installation activities will begin immediately. Per the agreement, Eurofarma will obtain drug product from facilities in the U.S., and manufacturing of finished doses will commence in 2022. At full operational capacity, the annual production is expected to exceed 100 million finished doses annually. All doses will exclusively be distributed within Latin America.

“Everyone – regardless of financial condition, race, religion or geography – deserves access to lifesaving COVID-19 vaccines,” said Albert Bourla, Chairman and Chief Executive Officer, Pfizer. “Our new collaboration with Eurofarma expands our global supply chain network to another region – helping us continue to provide fair and equitable access to our COVID-19 vaccine. We will continue to explore and pursue opportunities such as this to help ensure that vaccines are available to all who are in need.”

“We have been continuously increasing the manufacturing capacity of our own facilities and included dozens of manufacturing partners into our global network. Together with Pfizer, we have delivered more than 1.3 billion doses and we plan to deliver 3 billion doses in total by the end of the year. Today’s partnership is an important step to broaden the access to vaccines in Latin America and beyond by expanding our global manufacturing network,” said Ugur Sahin, M.D., CEO and Co-founder of BioNTech. “We will continue to enable people worldwide to manufacture and distribute our vaccine while ensuring the quality of the manufacturing process and the doses.”

“At such a difficult time as this one, being able to share this news fills us with pride and hope. Eurofarma is about to turn 50 years old and signing this collaboration in the production of the COVID-19 vaccine represents another milestone in our trajectory. We are making available our best resources in terms of industrial capacity, technology and quality to this project, so that we can meet the contract with excellence and contribute to supplying the Latin American market,” said Maurízio Billi, President, Eurofarma.

Pfizer and BioNTech select contract manufacturers using a rigorous process based on several factors: quality, compliance, safety track record, technical capability, capacity availability, highly trained workforce, project management abilities, prior working relationship, and commitment to working with flexibility through a fast-paced program.

To date, Pfizer and BioNTech have shipped more than 1.3 billion COVID-19 vaccine doses to more than 120 countries and territories in every region of the world. The companies are firmly committed to working towards equitable and affordable access for COVID-19 vaccines for all people around the world, actively working with global governments and global health partners with the aim to provide 2 billion doses to low and middle income countries in 2021 and 2022 – 1 billion each year. This includes direct supply agreements with individual country governments; an agreement to supply 500 million doses to the U.S. Government at a not-for-profit price, which the government will, in turn, donate to the African Union and the COVAX 92 Advanced Market Commitment (AMC) countries; and a direct supply agreement with COVAX for 40 million doses in 2021.

COMIRNATY, which is based on BioNTech’s proprietary mRNA technology, was developed by both BioNTech and Pfizer. BioNTech is the Marketing Authorization Holder in the United States, the European Union and the United Kingdom, and the holder of emergency use authorizations or equivalents in the United States (jointly with Pfizer), Canada and other countries. Submissions to pursue regulatory approvals in those countries where emergency use authorizations or equivalent were initially granted are planned.

U.S. Indication & Authorized Use

COMIRNATY® (COVID-19 vaccine, mRNA) is an FDA-approved COVID-19 vaccine made by Pfizer for BioNTech.

•	It is approved as a 2-dose series for prevention of COVID-19 in individuals 16 years of age and older
•	It is also authorized under Emergency Use Authorization (EUA) to be administered for emergency use to:
o	prevent COVID-19 in individuals 12 through 15 years, and
o	provide a third dose to individuals 12 years of age and older who have been determined to have certain kinds of immunocompromise

The Pfizer-BioNTech COVID-19 vaccine has received EUA from FDA to:

•	prevent COVID-19 in individuals 12 years of age and older, and
•	provide a third dose to individuals 12 years of age and older who have been determined to have certain kinds of immunocompromise

The FDA-approved COMIRNATY® (COVID-19 vaccine, mRNA) and the EUA-authorized Pfizer-BioNTech COVID-19 vaccine have the same formulation and can be used interchangeably to provide the COVID-19 vaccination series. An individual may be offered either COMIRNATY® (COVID-19 vaccine, mRNA) or the Pfizer-BioNTech COVID-19 vaccine to prevent coronavirus disease 2019 (COVID-19) caused by SARS-CoV-2.

EUA Statement

This emergency use of the product has not been approved or licensed by FDA, but has been authorized by FDA under an Emergency Use Authorization (EUA) to prevent Coronavirus Disease 2019 (COVID-19) for use in individuals 12 years of age and older; and the emergency use of this product is only authorized for the duration of the declaration that circumstances exist justifying the authorization of emergency use of the medical product under Section 564(b)(1) of the FD&C Act unless the declaration is terminated or authorization revoked sooner.

Important Safety Information

Individuals should not get the Pfizer-BioNTech COVID-19 vaccine if they:

•	had a severe allergic reaction after a previous dose of this vaccine
•	had a severe allergic reaction to any ingredient of this vaccine

Individuals should tell the vaccination provider about all of their medical conditions, including if they:

•	have any allergies
•	have had myocarditis (inflammation of the heart muscle) or pericarditis (inflammation of the lining outside the heart)
•	have a fever
•	have a bleeding disorder or are on a blood thinner
•	are immunocompromised or are on a medicine that affects the immune system
•	are pregnant, plan to become pregnant, or are breastfeeding
•	have received another COVID-19 vaccine
•	have ever fainted in association with an injection

The vaccine may not protect everyone.

Side effects reported with the vaccine include:

•	There is a remote chance that the vaccine could cause a severe allergic reaction
o

A severe allergic reaction would usually occur within a few minutes to one hour after getting a dose of the vaccine. For this reason, vaccination providers may ask individuals to stay at the place where they received the vaccine for monitoring after vaccination

o	Signs of a severe allergic reaction can include difficulty breathing, swelling of the face and throat, a fast heartbeat, a bad rash all over the body, dizziness, and weakness
o	If an individual experiences a severe allergic reaction, they should call 9-1-1 or go to the nearest hospital
•

Myocarditis (inflammation of the heart muscle) and pericarditis (inflammation of the lining outside the heart) have occurred in some people who have received the vaccine. In most of these people, symptoms began within a few days following receipt of the second dose of the vaccine. The chance of having this occur is very low. Individuals should seek medical attention right away if they have any of the following symptoms after receiving the vaccine:

o	chest pain
o	shortness of breath
o	feelings of having a fast-beating, fluttering, or pounding heart
•	Side effects that have been reported with the vaccine include:
o

severe allergic reactions; non-severe allergic reactions such as rash, itching, hives, or swelling of the face; myocarditis (inflammation of the heart muscle); pericarditis (inflammation of the lining outside the heart); injection site pain; tiredness; headache; muscle pain; chills; joint pain; fever; injection site swelling; injection site redness; nausea; feeling unwell; swollen lymph nodes (lymphadenopathy); diarrhea; vomiting; arm pain

•

These may not be all the possible side effects of the vaccine. Serious and unexpected side effects may occur. The vaccine is still being studied in clinical trials. Call the vaccination provider or healthcare provider about bothersome side effects or side effects that do not go away

There is no information on the use of the vaccine with other vaccines.

Patients should always ask their healthcare providers for medical advice about adverse events. Individuals are encouraged to report negative side effects of vaccines to the US Food and Drug Administration (FDA) and the Centers for Disease Control and Prevention (CDC). Visit http://www.vaers.hhs.gov or call 1‐800‐822‐7967. In addition, side effects can be reported to Pfizer Inc. at www.pfizersafetyreporting.com or by calling 1-800-438-1985.

Please click here for full Prescribing Information (16+ years of age). Please click here for Fact Sheet for Vaccination Providers (12+ years of age).

About Pfizer: Breakthroughs That Change Patients’ Lives

At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety and value in the discovery, development and manufacture of health care products, including innovative medicines and vaccines. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world's premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 170 years, we have worked to make a difference for all who rely on us. We routinely post information that may be important to investors on our website at www.Pfizer.com. In addition, to learn more, please visit us on www.Pfizer.com and follow us on Twitter at @Pfizer and @Pfizer News, LinkedIn, YouTube and like us on Facebook at Facebook.com/Pfizer.

Pfizer Disclosure Notice

The information contained in this release is as of August 26, 2021. Pfizer assumes no obligation to update forward-looking statements contained in this release as the result of new information or future events or developments.

This release contains forward-looking information about Pfizer’s efforts to combat COVID-19, the collaboration between BioNTech and Pfizer to develop a COVID-19 vaccine, the collaboration between BioNTech, Pfizer and Eurofarma to manufacture and distribute COVID-19 vaccine doses within Latin America, the BNT162 mRNA vaccine program and COMIRNATY (COVID-19 Vaccine, mRNA) (BNT162b2) (including qualitative assessments of available data, potential benefits, expectations for clinical trials, supply agreements and the timing of delivery of doses thereunder, efforts to help ensure global equitable access to the vaccine, the anticipated timing of regulatory submissions, regulatory approvals or authorizations and anticipated manufacturing, distribution and supply) involving substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data (including the Phase 3 data), including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; whether and when our Phase 3 clinical trial will demonstrate protection from infection or disease following a booster (third) dose, which is the subject of ongoing study; the ability to produce comparable clinical or other results, including the rate of vaccine effectiveness and safety and tolerability profile observed to date, in additional analyses of the Phase 3 trial and additional studies or in larger, more diverse populations following commercialization; the ability of BNT162b2 to prevent COVID-19 caused by emerging virus variants; the risk that more widespread use of the vaccine will lead to new information about efficacy, safety, or other developments, including the risk of additional adverse reactions, some of which may be serious; the risk that preclinical and clinical trial data are subject to differing interpretations and assessments, including during the peer review/publication process, in the scientific community generally, and by regulatory authorities; whether and when additional data from the BNT162 mRNA vaccine program will be published in scientific journal publications and, if so, when and with what modifications and interpretations; whether regulatory authorities will be satisfied with the design of and results from these and any future preclinical and clinical studies; whether and when the submission of the supplemental Biologics License Application (sBLA) for a potential booster (third) dose in the U.S. will be completed and accepted for review, whether and when applications for a potential booster (third) dose will be filed in any other jurisdictions and whether and when other biologics license and/or emergency use authorization applications or amendments to any such applications may be filed in particular jurisdictions for BNT162b2 or any other potential vaccines that may arise from the BNT162 program, and if obtained, whether or when such emergency use authorization or licenses will expire or terminate; whether and when any applications that may be pending or filed for BNT162b2 (including the sBLA or any requested amendments to the emergency use or conditional marketing authorizations) or other vaccines that may result from the BNT162 program may be approved by particular regulatory authorities, which will depend on myriad factors, including making a determination as to whether the vaccine’s benefits outweigh its known risks and determination of the vaccine’s efficacy and, if approved, whether it will be commercially successful; decisions by regulatory authorities impacting labeling or marketing, manufacturing processes, safety and/or other matters that could affect the availability or commercial potential of a vaccine, including development of products or therapies by other companies; disruptions in the relationships between us and our collaboration partners, clinical trial sites or third-party suppliers; the risk that demand for any products may be reduced or no longer exist; risks related to the availability of raw materials to manufacture a vaccine; challenges related to our vaccine’s ultra-low temperature formulation, two-dose schedule and attendant storage, distribution and administration requirements, including risks related to storage and handling after delivery by Pfizer; the risk that we may not be able to successfully develop other vaccine formulations, booster doses or new variant-specific vaccines; the risk that we may not be able to create or scale up manufacturing capacity on a timely basis or maintain access to logistics or supply channels commensurate with global demand for our vaccine, which would negatively impact our ability to supply the estimated numbers of doses of our vaccine within the projected time periods as previously indicated; whether and when additional supply agreements will be reached; uncertainties regarding the ability to obtain recommendations from vaccine advisory or technical committees and other public health authorities and uncertainties regarding the commercial impact of any such recommendations; challenges related to public vaccine confidence or awareness; uncertainties regarding the impact of COVID-19 on Pfizer’s business, operations and financial results; and competitive developments.

A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission and available at www.sec.gov and www.pfizer.com.

About BioNTech

Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma, and Pfizer. For more information, please visit www.BioNTech.de.

BioNTech Forward-looking Statements

This press release contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, statements concerning: BioNTech’s efforts to combat COVID-19; the collaboration between BioNTech, Pfizer and Eurofarma to manufacture and distribute COVID-19 vaccine doses within Latin America; the collaboration between BioNTech and Pfizer including the program to develop a COVID-19 vaccine and COMIRNATY (COVID-19 Vaccine, mRNA) (BNT162b2) (including the approval of the BLA for BNT162b2 to prevent COVID-19 in individuals 16 years of age and older in the U.S., a definite submission of a supplemental BLA for a potential booster dose of BNT162b2 in individuals 16 years of age and older and/or a potential booster dose of a variation of BNT162b2 having a modified mRNA sequence, a BLA to support potential full FDA approval of BNT162b2 in individuals 12 through 15 years, qualitative assessments of available data, potential benefits, expectations for clinical trials, the anticipated timing of regulatory submissions, regulatory approvals or authorizations and anticipated manufacturing, distribution and supply); our expectations regarding the potential characteristics of BNT162b2 in our clinical trials and/or in commercial use based on data observations to date; the ability of BNT162b2 to prevent COVID-19 caused by emerging virus variants; the expected time point for additional readouts on efficacy data of BNT162b2 in our clinical trials; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; the timing for submission of data for, or receipt of, any marketing approval or Emergency Use Authorization; our contemplated shipping and storage plan, including our estimated product shelf life at various temperatures; and the ability of BioNTech to supply the quantities of BNT162 to support clinical development and market demand, including our production estimates for 2021. Any forward-looking statements in this press release are based on BioNTech current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the ability to meet the pre-defined endpoints in clinical trials; competition to create a vaccine for COVID-19; the ability to produce comparable clinical or other results, including our stated rate of vaccine effectiveness and safety and tolerability profile observed to date, in the remainder of the trial or in larger, more diverse populations upon commercialization; the ability to effectively scale our productions capabilities; and other potential difficulties.

For a discussion of these and other risks and uncertainties, see BioNTech’s Annual Report as Form 20-F for the Year Ended December 31, 2020, filed with the SEC on March 30, 2021, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

Pfizer Contacts:

Media Relations

Amy Rose

+1 (212) 733-7410

Amy.Rose@pfizer.com

Investor Relations

Chuck Triano

+1 (212) 733-3901

Charles.E.Triano@Pfizer.com

BioNTech Contacts:

Media Relations

Jasmina Alatovic

+49 (0)6131 9084 1513

Media@biontech.de

Investor Relations

Sylke Maas, Ph.D.

+49 (0)6131 9084 1074

Investors@biontech.de